UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Gamco Investors Inc
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

361438104
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]  Rule 13d-1(b)

	[ ]  Rule 13d-1(c)

	[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361438104

1 Names of Reporting Persons
Horizon Kinetics Asset Management LLC

2 Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3 Sec Use Only

4 Citizenship or Place of Organization
Delaware

Number of Shares Beneficially
Owned by Each Reporting Person With:

	5 Sole Voting Power:       456,794

	6 Shared Voting Power: 0

	7 Sole Dispositive Power:      456,794

	8 Shared Dispositive Power: 0

9 Aggregate Amount Beneficially Owned by Each Reporting Person:
  456,794

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)[ ]

11 Percent of class represented by amount in row (9): 6.7%
12 Type of Reporting Person (See Instructions): IA

Item 1.
(a)	Name of Issuer:
	Gamco Investors, Inc.

(b)	Address of Issuer's Principal Executive Offices:
	One Corporate Center, 401 Theodore Fremid Avenue, Rye, NY, 10580

Item 2.
(a)	Names of Persons Filing:
	Horizon Kinetics Asset Management LLC

(b)	Address of Principal Business Office or, if None, Residence:
	470 Park Avenue South, 4th Floor South, NY, NY, 10016

(c)	Citizenship:
	Delaware

(d)	Title and Class of Securities:
	Class A Common Stock

(e)	CUSIP No.:361438104

Item 3. 	If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:


	(e)	[X]	An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

Item 4.	Ownership
(a)	Amount Beneficially Owned: 456,794
(b)	Percent of Class: 6.7%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  456,794
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of:  456,794
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
Not applicable.

Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
Not applicable.

Item 8.	Identification and classification of members of the group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2023
Signature: Jay Kesslen
Jay Kesslen
General Counsel